Exhibit 99.1

AMTD INTERNATIONAL INC.

(the “Company”)

(NYSE: HKIB / SGX: HKB)

(Company Registration Number: 347917)

(Incorporated in the Cayman Islands with limited liability)

S$50,000,000 Senior Perpetual Securities

(ISIN: XS2165872198, Short name: AMTD Intl 4.5%PerSecS)

(the “SG Tranche Perpectual Securities”)

Under the U.S.$1,000,000,000 Medium Term Note Programme

VOLUNTARY EARLY REPURCHASE OF THE SG TRANCHE PERPETUAL SECURITIES

The Company hereby announces that on 27 October 2021, the Company has completed a partial open market voluntary early repurchase of the SG Tranche Perpectual Securities in the principal amount of S$11,188,000, representing 22.38% of the total amount of the SG tranche Perpetual Securities originally issued.

Subject to the Board’s discretion, the repurchased securities may or may not be cancelled.

The Company has completed the repurchase of the securities in order to take advantage of current market conditions and to enhance its overall capital structure by utilising available internal working capital resources. The Company will continue to monitor market conditions and its financial structure to decide if any further repurchase of its securities as and when appropriate.

About the Company

The Company (NYSE: HKIB; SGX: HKB) is the world only NYSE and SGX dual-listed company. The Company is a premier Asia financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board AMTD INTERNATIONAL INC. Dr. Feridun Hamdullahpur Chairman

28 October 2021